UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PINSTRIPESNY, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule 13d-1(b)

 [  ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Clifford Teller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization ..... U.S.A.…………..............................................................................
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ....................................................................................................

	6.	Shared Voting Power ....... 5,000,000………….......................................................................................

	7.	Sole Dispositive Power................................................................................................

	8.	Shared Dispositive Power .......5,000,000..................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 5,000,000.(1)…………………….......

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (9) ...........100%.(2)............................

12.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

(1)	Represents 5,000,000 shares of common stock owned of record by Maxim Kelyfos LLC and beneficially by the Reporting Person.
(2)	Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Rabinowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization ..... U.S.A.…………..............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ....................................................................................................

	6.	Shared Voting Power ....... 3,613,500………….......................................................................................

	7.	Sole Dispositive Power................................................................................................

	8.	Shared Dispositive Power .......3,613,500..................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 3,613,500.(1)…………………….......

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (9) ...........72.27%.(2).............................

12.
Type of Reporting Person (See Instructions)
.......IN...........................................................................................................................................

(1) Represents 3,613,500 of the 5,000,000 shares of common stock of the Issuer owned by Maxim Kelyfos LLC and beneficially by MJR Holdings LLC.

(2) Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Maxim Kelyfos LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization ..... New York.…………..............................................................................
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power .............5,000,000.......................................................................................

	6.	Shared Voting Power .......………….......................................................................................

	7.	Sole Dispositive Power............5,000,000....................................................................................

	8.	Shared Dispositive Power .........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 5,000,000…………………….......

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (9) ...........100%.(1)............................

12.
Type of Reporting Person (See Instructions)
.......OO...(limited liability company).................................................................................................................

(1) Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Maxim Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization .....New York.…………..............................................................................
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ...........5,000,000.........................................................................................

	6.	Shared Voting Power .......………….......................................................................................

	7.	Sole Dispositive Power...........5,000,000.....................................................................................

	8.	Shared Dispositive Power .........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 5,000,000…………………….......

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (9) ...........100%.............................

12.
Type of Reporting Person (See Instructions)
.......OO...(limited liability company).................................................................................................................

(1) Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MJR Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization .....New York.…………..............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ...........3,613,500.........................................................................................

	6.	Shared Voting Power .......………….......................................................................................

	7.	Sole Dispositive Power...........3,613,500.....................................................................................

	8.	Shared Dispositive Power .........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 3,613,500.(1)…………………….......

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (9) ...........72.27%.(2)............................

12.
Type of Reporting Person (See Instructions)
.......OO...(limited liability company).................................................................................................................

(1) Represents 3,613,500 of the 5,000,000 shares of common stock of the Issuer owned by Maxim Kelyfos LLC and beneficially by MJR Holdings LLC.

(2) Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

                            Item 1.

(a)	The name of the issuer is PINSTRIPESNY, INC. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 405 Lexington Avenue, New York, NY 10174.

                            Item 2.

(a)	The names of the reporting persons are Clifford Teller, Michael Rabinowitz, Maxim Kelyfos LLC, Maxim Partners LLC, and MJR Holdings LLC (collectively, the “Reporting Persons”).

(b)
The business address of Clifford Teller and Michael Robinowitz is 405 Lexington Ave., New York, NY 10174. The business address of Maxim Kelyfos LLC, Maxim Partners LLC, and MJR Holdings LLC is 99 Sunnyside Blvd., Woodbury, NY 11797.

(c)	Clifford Teller and Michael Robinowitz are citizens of the U.S.A. Maxim Kelyfos LLC, Maxim Partners LLC, and MJR Holdings LLC are each organized in New York.

(d)	This Schedule 13G relates to common stock, par value $.0001 per share (the “Common Stock”), of the issuer.

(e)	Not applicable.

                            Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

                            Item 4.   Ownership

Maxim Kelyfos LLC (“Maxim Kelyfos”) beneficially owns an aggregate of 5,000,000 shares (the “Shares”) of the Common Stock, representing 100% of the outstanding shares of Common Stock of the issuer. Maxim Partners LLC (“Maxim Partners”) owns 100% of the outstanding membership interests of Maxim Kelyfos, thereby making it the parent company of Maxim Kelyfos. As the parent company of Maxim Kelyfos, Maxim Partners may be deemed to beneficially own the shares of Common Stock held by Maxim Kelyfos. MJR Holdings LLC (“MJR Holdings”) owns 72.27% of the outstanding membership interests of Maxim Partners. MJR Holdings may be deemed to beneficially own up to 72.27% of the shares of Common Stock of the issuer owned by Maxim Kelyfos. As a principal of Maxim Kelyfos and a member of Maxim Partners, Clifford Teller shares voting and investment power with respect to the Shares and may be deemed to beneficially own the shares of Common Stock owned beneficially by Maxim Kelyfos. As the owner of greater than a majority of the outstanding membership interests of MJR Holdings, Michael Rabinowitz has voting and investment power over the securities owned by MJR Holdings and may be deemed to beneficially own the shares of Common Stock owned beneficially by MJR Holdings.

The Reporting Persons collectively have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Shares.

                            Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

                            Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                            Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

                            Item 8.   Identification and Classification of Members of the Group

       Not applicable.

                            Item 9.   Notice of Dissolution of Group

       Not applicable.

                            Item 10. Certification

       Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011	Maxim Kelyfos LLC

	By:	/s/ Clifford Teller
Clifford Teller, Principal of Maxim Kelyfos LLC

Maxim Partners LLC

By:	/s/ Edward L. Rose
Edward L. Rose, Principal of Maxim Partners LLC

MJR Holdings LLC

By:	/s/ Edward L. Rose
Edward L. Rose, Member of MJR Holdings LLC

/s/ Clifford Teller
Clifford Teller

/s/ Michael Rabinowitz
Michael Rabinowitz

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of PinstripesNY, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2011.

Maxim Kelyfos LLC

By:	/s/ Clifford Teller
Clifford Teller, Principal of Maxim Kelyfos LLC

Maxim Partners LLC

By:	/s/ Edward L. Rose
Edward L. Rose, Principal of Maxim Partners LLC

MJR Holdings LLC

By:	/s/ Edward L. Rose
Edward L. Rose, Member of MJR Holdings LLC

/s/ Clifford Teller
Clifford Teller

/s/ Michael Rabinowitz
Michael Rabinowitz